Linker Media, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Linker Media, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 24, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	9,141	51,289
Accounts Receivable	1,000	10,600
Notes Receivable - Related Party	64,345	64,345
Prepaid Expenses	800	-
Loans to Officers	61,568	42,810
Other Assets	7,000	7,000
Total Current Assets	143,855	176,045
Non-current Assets		
Vehicle and Other Fixed Assets, net of Accumulated Depreciation	2,841	7,841
Security Deposits	6,317	6,317
Total Non-Current Assets	9,158	14,158
TOTAL ASSETS	153,013	190,203
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	126,751	83,059
Due to Related Entities	14,864	1,597
Rental Deposits	5,300	5,300
Payroll Liabilities	42	152
Total Current Liabilities	146,957	90,108
Long-term Liabilities		
SAFEs (Simple Agreements for Future Equity)	1,545,000	1,545,000
Total Long-Term Liabilities	1,545,000	1,545,000
TOTAL LIABILITIES	1,691,957	1,635,108
EQUITY		
Common Stock	870	870
Additional Paid in Capital	-	-
Accumulated Deficit	(1,539,814)	(1,445,775)
Total Equity	(1,538,944)	(1,444,905)
TOTAL LIABILITIES AND EQUITY	153,013	190,203

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	1	644
Cost of Revenue	(5,654)	15,022
Gross Profit	5,655	(14,378)
Operating Expenses		
Advertising and Marketing	14,041	128,506
General and Administrative	87,391	239,747
Software Development	-	98,438
Rent	94,835	32,375
Total Operating Expenses	196,268	499,066
Operating Income (loss)	(190,614)	(513,443)
Other Income		
Rent Income - Subleased Office Space	96,575	6,819
EIDL Grant	-	-
PPP Loan	-	-
Total Other Income	96,575	6,819
Net Income (loss)	(94,039)	(506,625)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(94,039)	(506,625)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	43,692	26,931
Due to Related Entities	13,267	1,813
Loans to Officers	(18,758)	(42,810)
Notes Receivable - Related Party	-	-
Accounts Receivable	9,600	(10,600)
Rental Deposits On-Hand	-	5,300
Prepaids	(800)	-
Payroll Liabilities	(110)	(1,120)
Other	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	46,890	(20,486)
Net Cash provided by (used in) Operating Activities	(47,148)	(527,111)
INVESTING ACTIVITIES		
Vehicles Sold	5,000	-
Vehicles Bought	-	-
Other Assets	-	(7,000)
Fixed Assets	-	1,727
Security Deposits	-	(6,317)
Net Cash provided by (used by) Investing Activities	5,000	(11,590)
FINANCING ACTIVITIES		
SAFEs (Simple Agreements for Future Equity)	-	574,000
Net Cash provided by (used in) Financing Activities	-	574,000
Cash at the beginning of period	51,290	15,991
Net Cash increase (decrease) for period	(42,148)	35,299
Cash at end of period	9,141	51,290

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2021	8,700,000	870	-	(939,151)	(938,281)
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(506,625)	(506,625)
Ending Balance 12/31/2021	8,700,000	870	-	(1,445,776)	(1,444,906)
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(94,039)	(94,039)
Ending Balance 12/31/2022	8,700,000	870	-	(1,539,814)	(1,538,944)

Linker Media, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Linker Media, Inc ("the Company") was formed in Delaware on September 7th, 2018. The Company plans to earn revenue using a SaaS platform along with a consumer facing app. The company is leveraging AWS's Interactive Video Service (IVS) technology combined with a mobile app that allows real time interaction between Influencers, Brands and fans around the globe. The Company's headquarters is in San Luis Obispo, California. The Company's customers will be located worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company earns revenue through the sale of its in-app purchases, and revenue is recognized when the customer receives the in-app product.

The Company also earns revenue by serving ads during its creator events, either at a flat rate or via pay-per-click, and revenue is recognized at the time the ads are served on the platform.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has set aside 1,500,000 shares for distribution through its Equity-Based Compensation plan. The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price		Aggregate Intrinsic Value		Weighted-Average Remaining Contractual Term (in years)
Total options outstanding, January 1, 2021	330,000	$	0.5	$	-	8
Granted	-	$	0.5	$	-	-
Exercised	-	$	0.5	$	-	-
Expired/cancelled	-	$	0.5	$	-	-
Total options outstanding, December 31, 2021	330,000	$	0.5	$	-	8
Granted	-	$	0.5	$	-	-
Exercised	-	$	0.5	$	-	-
Expired/cancelled	-	$	0.5	$	-	-
Total options outstanding, December 31, 2022	330,000	$	0.5	$	-	8
Options exercisable, December 31, 2022	207,868	$	0.5	$	-	8

	Nonvested Options	Weighted Average Fair Value	
Nonvested options, January 1, 2021	224,028	$	-
Granted	-	$	-
Vested	(101,896)	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2021	122,132	$	-
Granted	-	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2022	122,132	$	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company loaned the owner $64,345. The balance is non-interest bearing and is due on demand.

The Company loaned officers of the company $61,568. The balance is non-interest bearing and is due on demand.

The Company has a revolving account with Linker Enterprises. As of December 31, 2022, the total amount payable is $14,864. The balance is non-interest bearing and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Corporation leases its office space under a 1-year operating lease requiring monthly payments of $8,375.04. The current lease is month to month.

On December 21, 2021, the company entered into a sublease agreement for their office space for 1 year. The base rent of which is $4,650 per month.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020, and 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity), totaling $1,545,000, with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 85% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – 20M.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2022	125,914
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 20,000,000 of common shares with a par value of $0.0001 per share. 8,700,000 shares were issued and outstanding as of December 31, 2022.

Voting: Common stockholders are entitled to one vote per share

The Company has authorized 5,000,000 of preferred shares with a par value of $0.0001 per share. 0 preferred shares have been issued or are outstanding as of December 31, 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 24, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has a limited operating history and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.